Exhibit 2.5

EXECUTION COPY

TRANSITION SERVICES AGREEMENT

by and between

THE SERVICEMASTER COMPANY, LLC

and

TRUGREEN LIMITED PARTNERSHIP

Dated as of January 14, 2014

TABLE OF CONTENTS

ARTICLE I

DEFINITIONS

SECTION 1.01.	Certain Defined Terms	1
SECTION 1.02.	Other Defined Terms	3

ARTICLE II

TRANSITION SERVICES

SECTION 2.01.	Provision of Transition Services	4
SECTION 2.02.	Contract Manager	4
SECTION 2.03.	Change in Service	4
SECTION 2.04.	Service Levels	5
SECTION 2.05.	Limitation on Transition Services	5
SECTION 2.06.	Intellectual Property	6
SECTION 2.07.	Services Migration	6
SECTION 2.08.	SVM Group Letters of Credit	7

ARTICLE III

SERVICE CHARGES

SECTION 3.01.	Service Fees	8
SECTION 3.02.	Invoices and Payment Terms	8
SECTION 3.03.	Documentation; Audit	9
SECTION 3.04.	Taxes	10

ARTICLE IV

DISCLAIMER OF REPRESENTATIONS AND WARRANTIES; LIMITATIONS OF LIABILITY; INDEMNIFICATION

SECTION 4.01.	Disclaimer of Representations and Warranties	10
SECTION 4.02.	Limitations of Liability	10
SECTION 4.03.	Indemnity	11

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TABLE OF CONTENTS

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ARTICLE V

TERM AND TERMINATION

SECTION 5.01.	Term	11
SECTION 5.02.	Termination	11
SECTION 5.03.	Early Termination Charges	12
SECTION 5.04.	Effect of Termination	13

ARTICLE VI

COVENANTS

SECTION 6.01.	Confidentiality	13
SECTION 6.02.	Access to Computer Systems	13

ARTICLE VII

GENERAL PROVISIONS

SECTION 7.01.	Force Majeure Event	14
SECTION 7.02.	Dispute Resolution	14
SECTION 7.03.	Independent Contractor	15
SECTION 7.04.	Third-Party Beneficiaries	16
SECTION 7.05.	Amendment	16
SECTION 7.06.	Miscellaneous	16

EXHIBIT A	TRANSITION SERVICE SCHEDULES

SCHEDULE 2.08	SVM GROUP LETTERS OF CREDIT

iii

TRANSITION SERVICES AGREEMENT

This TRANSITION SERVICES AGREEMENT (this “Agreement”), is made as of January 14, 2014, by and between The ServiceMaster Company, LLC, a Delaware limited liability company (“SVM”), and TruGreen Limited Partnership, a Delaware limited partnership (“TG”) (each a “Party” and together, the “Parties”).  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Separation Agreement (as defined below).

WHEREAS, SVM and TG are parties to that certain Separation and Distribution Agreement, dated as of date hereof (the “Separation Agreement”);

WHEREAS, pursuant to the Separation Agreement, the parties thereto agreed to separate from SVM, the TG Business, which will be owned, operated and conducted, directly or indirectly, by TG; and

WHEREAS, in connection with the transactions contemplated by the Separation Agreement, SVM desires to provide (or cause to be provided) certain services on a transitional basis to TG and its Affiliates that conduct the TG Business (collectively, the “Recipients” and individually, a “Recipient”), in accordance with the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01.                                             Certain Defined Terms.  As used herein, the following terms shall have the following meanings:

“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Applicable Payment Period” has the meaning set forth in Section 3.02.

“Applicable Rate” means the prime lending rate per annum announced by JPMorgan Chase, N.A. from time to time, plus 5.5%.

“Business Day” means any day that is not a Saturday, a Sunday, or any other day on which banks are required or authorized by Law to be closed in the City of New York.

“Force Majeure Event” means, with respect to a Party, an event beyond the control of such Party (or any Person acting on its behalf), including acts of God, storms, floods, fires,

earthquakes, civil disturbances, strikes, lockouts or other labor and industrial disputes and disturbances, embargo, fuel or energy shortage, acts of any government, acts of war (declared or undeclared), riots, insurrection and terrorism.

“Information Technology” means all hardware, computers, software, servers, workstations, routers, hubs, switches, data, databases, data communications lines, network and telecommunications equipment, Internet-related information technology infrastructure and other information technology equipment.

“Providers” means SVM and its Affiliates who provide services hereunder to the Recipients, either directly or indirectly through Third Party Contractors.

“TG Change in Control” means the first to occur of the following events after the Distribution Date:

(i)                                     the acquisition by any person, entity or “group” (as defined in Section 13(d) of the Exchange Act) of beneficial ownership of 50% or more of the combined voting power of TG’s then outstanding voting securities, other than any such acquisition by TG, any of its Subsidiaries, any employee benefit plan of TG or any of its Subsidiaries, or by the stockholders of TG party to the TG Registration Rights Agreement as of the date hereof (the “Existing Investors”), or any Affiliates of any of the foregoing;

(ii)                                  the merger, consolidation or other similar transaction involving TG, as a result of which persons who were stockholders of TG immediately prior to such merger, consolidation, or other similar transaction do not, immediately thereafter, own, directly or indirectly, more than 50% of the combined voting power entitled to vote generally in the election of directors of the merged or consolidated company;

(iii)                               within any 24-month period, the persons who were directors of TG at the beginning of such period (the “Incumbent Directors”) shall cease to constitute at least a majority of the directors of TG; provided, that any director elected or nominated for election to the TG board of directors by any Existing Investor or its Affiliates or a majority of the Incumbent Directors then still in office shall be deemed to be an Incumbent Director for purposes of this clause (iii); or

(iv)                              the sale, transfer or other disposition of all or substantially all of the assets of TG and its Subsidiaries to one or more persons or entities that are not, immediately prior to such sale, transfer or other disposition, Affiliates of TG.

Notwithstanding the foregoing, a registered public offering shall of TG Common Stock shall not constitute a TG Change in Control.

“Transition Services” means the services set forth in the Transition Service Schedules, including any tasks inherent in or necessary for the accomplishment of such services.

“Transition Service Schedules” means the schedules attached hereto as Exhibit A, including (i) the Transition Services Agreement — Non-IT Scope of Services and related pricing schedule, (ii) the Transition Services Agreements — IT — Three Year Scope of Services and related pricing schedule and (iii) the Transition Services Agreements — IT — Two Year Scope of Services and related pricing schedule, in each case as any of the foregoing may be amended by the Parties from time to time in accordance with Section 7.05.

SECTION 1.02.                                             Other Defined Terms.  The following terms have the meanings defined for such terms in the Sections set forth below:

Term	Section
Additional Services	Section 2.01(b)
Agreement	Preamble
Arbitrator	Section 7.02(c)
Baseline Assumptions	Section 3.01(b)
Baseline Prices	Section 3.01(b)
Consents	Section 2.05(a)
Contract Manager	Section 2.02
Dispute	Section 7.02(b)
Executive Committee	Section 7.02(a)
IT Pricing Schedule	Section 3.01(b)
IT Schedules	Section 3.01(b)
JAMS Comprehensive Rules	Section 7.02(c)
JAMS Streamlined Rules	Section 7.02(c)
Migration Services	Section 2.07
Notice of Dispute	Section 7.02(b)
Party or Parties	Preamble
Protected Interests	Section 2.07
Recipients	Recitals
Separation Agreement	Recitals
Significant Service Shortfall	Section 2.04(b)
Stranded Costs	Section 2.07
SVM	Preamble
SVM Group LOCs	Section 2.08
Taxes	Section 3.04
Term	Section 5.01(b)
TG	Preamble
Third Party Contractors	Section 2.01(a)
Three Year IT Schedule	Section 3.01(b)
TSA Documents	Section 3.03
Two Year IT Schedule	Section 3.01(b)

ARTICLE II

TRANSITION SERVICES

SECTION 2.01.                                             Provision of Transition Services.

(a)                                                         Subject to the terms and conditions set forth herein, SVM and its Affiliates shall provide, directly or indirectly through Third Party contractors, subcontractors, vendors or other Third Party service providers (collectively, “Third Party Contractors”), to TG, or at TG’s direction, to other Recipients, the Transition Services during their respective Terms; provided, that SVM shall remain responsible for the performance of the services in accordance herewith.

(b)                                                         In the event that Recipients desire to have SVM or its Affiliates provide additional services that are not Transition Services (“Additional Services”), SVM or its Affiliates, in their sole discretion, may agree to provide, directly or indirectly through Third Party Contractors, such Additional Services.  Any request for an Additional Service shall be in writing and shall specify, as applicable (i) the type and the scope of the requested service, (ii) who shall perform the requested service, (iii) where and to whom the requested service is to be provided, (iv) the proposed term for the requested service and (v) the proposed fees to be paid by the Recipients for the requested service.  In the event that SVM and its Affiliates are to provide any Additional Service, the Parties shall enter into an amendment to this Agreement amending the Transition Service Schedules to reflect such Additional Service and such Additional Service shall be deemed to be part of this Agreement and the Transition Services from and after the date of such amendment.

SECTION 2.02.                                             Contract Manager.  Each Party shall appoint an individual to act as its primary point of operational contact for the administration and operation of this Agreement (each, a “Contract Manager”) who shall have overall responsibility for coordinating all activities undertaken by such Party hereunder, for acting as a day-to-day contact with the other Party, and for making available to the other Party the data, facilities, resources and other support services required for the performance of the services in accordance with the terms of this Agreement; provided, that for each Transition Service, the Contract Manager shall be permitted to delegate the foregoing responsibilities for such Transition Service to an individual identified on the Transition Service Schedule, and such representative shall be deemed to be the Contract Manager with respect to such Transition Service.  The initial Contract Managers for the Parties are set forth in the applicable Transition Service Schedules.  The Parties may change their respective Contract Managers from time to time upon notice to the other Party in accordance herewith.

SECTION 2.03.                                             Change in Service.  Any request for a change to a Transition Service shall be submitted in writing by the requesting Party to the other Party describing the proposed change in reasonable detail.  The Party receiving such request shall respond to the request as soon as practicable and the Parties shall use commercially reasonably efforts to negotiate reasonably practicable terms for implementing such change, including any changes in fees, if applicable; provided, that neither SVM nor its Affiliates shall have any obligation to agree to such request if the change requested would adversely impact the cost, liability, or risk associated with providing or receiving the applicable Transition Service, or cause any other disruption or adverse impact on the business or operations of SVM or its Affiliates.  Each agreed upon change shall be documented by an amendment in writing to the applicable Transition Service Schedule.

SECTION 2.04.                                             Service Levels.

(a)                                                         The Transition Services shall be provided in a commercially reasonable manner and at a level substantially consistent with the level at which such Transition Services were provided (if applicable) to the Recipients within the 12 months prior to the Distribution Date.

(b)                                                         Subject to Sections 2.05 and 7.01, if the quality or performance of any Transition Service provided hereunder falls materially below the standard required by Section 2.04(a), such substandard quality or performance shall be managed through the dispute resolution process set forth in Section 7.02.  In addition to any other rights TG may have pursuant to this Agreement, if SVM fails to rectify or cause to be rectified a Significant Service Shortfall as to which TG has provided SVM with prior written notice, TG may obtain replacement services from a Third Party and SVM shall pay the reasonable cost of any such replacement services, except as otherwise provided in the last sentence of this Section 2.04(b), and subject in any case, to Section 4.02(b), less the amount TG would have paid pursuant to this Agreement for such Transition Services. For purposes of this Section 2.04(b), a “Significant Service Shortfall” shall be deemed to have occurred if the quality or performance of the Transition Services provided by a Provider hereunder falls materially below the standards required by Section 2.04(a).  Notwithstanding the foregoing, if any Significant Service Shortfall was caused, in whole or in part, by the action or failure to act by TG or any Recipient, TG shall be responsible for all costs incurred by SVM in rectifying, or TG in replacing the services that are the subject of, such Significant Service Shortfall.

SECTION 2.05.                                             Limitation on Transition Services.

(a)                                                         A Provider shall not be required to provide Transition Services hereunder to the extent the provision of such services would require the Provider to violate any applicable Law or any Contract to which the Provider is a party; provided, that such Provider shall use commercially reasonable efforts to obtain, at the sole expense of TG, any waivers, permits, consents, orders or authorizations that may be required for the provisions of the Transition Services (the “Consents”); and provided, further, that to the extent such Provider is unable to obtain a Consent necessary to provide a Transition Service, the Provider shall, at TG’s request, use commercially reasonable efforts, at the sole expense of TG, to cooperate with the Recipients to obtain as promptly as practicable alternative arrangements for the provision of the applicable Transition Service.

(b)                                                         TG and other Recipients shall cooperate with SVM or other Providers to the extent necessary or appropriate to facilitate the performance of the Transition Services in accordance herewith.  TG and other Recipients shall make available on a timely basis to SVM and the other Providers all information and materials requested by SVM or such other Providers to the extent reasonably necessary for the purposes of providing and receiving the Transition Services in accordance with this Agreement.  TG and other Recipients shall, upon reasonable notice, give SVM and the other Providers reasonable access, during regular business hours and at such other times as are reasonably required, to the relevant premises and personnel to the extent reasonably necessary for the purposes of providing and receiving Transition Services.  Without limiting the generality of the foregoing, the obligations of the Providers to provide the Transition Services hereunder are conditioned upon such Providers (and the Third Party Contractors engaged by them) being provided with reasonable access to, and all necessary rights to utilize, the Recipients’ information, facilities, personnel, assets, systems and technologies to the extent reasonably requested by the relevant Providers as reasonably necessary for the performance of the Transition Services.

(c)                                                          Except as specifically provided in the Transition Service Schedule for a specific Transition Service, in providing the Transition Services, neither SVM nor any of its Affiliates shall be obligated to (i) hire any additional employees, (ii) maintain the employment of any specific employees or (iii) purchase, lease or license any additional facilities, equipment or software.

SECTION 2.06.                                             Intellectual Property.  Except as provided herein, in the Separation Agreement or other Ancillary Agreements, each Party shall retain all right, title and interest in and to all of its Intellectual Property and nothing in this Agreement shall be deemed to grant to the other Party any such rights; provided, that to the extent permitted by applicable Law and existing contractual arrangements (subject to Section 2.05), each Party hereby grants (or shall cause its applicable Affiliates to grant) to the other Party and its applicable Affiliates a nonexclusive, revocable, nontransferable, world-wide, royalty-free right and license to such Intellectual Property, solely to the extent and for the duration necessary for the receipt or provision of the Transition Services in accordance with this Agreement (it being understood that each such license shall terminate immediately upon the termination of the relevant Transition Services); and provided, further, that unless the Parties agree otherwise, all Intellectual Property (i) created by SVM or any of its Affiliates in connection with a Transition Service during the Term of such Transition Service at the request and solely for the benefit of a Recipient and (ii) paid for by a Recipient shall be the property of such Recipient, and, to the extent title to any such Intellectual Property vests in SVM or any of its Affiliates by operation of Law, SVM hereby assigns (and shall cause any such Affiliate to assign) to the relevant Recipient all of its right, title and interest in and to such Intellectual Property, and SVM and its Affiliates shall provide such assistance and execute such documents as TG may reasonably request to assign to the relevant Recipient all of its right, title and interest in and to such Intellectual Property.

SECTION 2.07.                                             Services Migration.  SVM and its Affiliates shall, and shall use commercially reasonable efforts to cause the applicable Third Party Contractors to, assist the Recipients in connection with the transition from the performance of Transition Services by the Providers to the performance of such services by the Recipients or other Third Parties engaged by the Recipients, which may include assistance with the transfer of records, segregation and migration of historical data, the transition to non-Provider systems and cooperation with and assistance to any Third Party consultants engaged by the Recipients in connection with such transition (“Migration Services”), taking into account (i) the need to minimize the cost of such transition and the disruption to the ongoing business activities of the Parties and their Affiliates and (ii) the rights and interests of protecting Confidential Information and privilege in accordance with Article VI of the Separation Agreement (the “Protected Interests”).  Promptly after the Distribution Date, and in any event within 60 days thereafter, SVM and TG shall each designate representatives to develop a mutually agreed upon plan that will describe the scope and other terms (including the service charges) of the Migration Services.  Any agreed-upon Migration Services shall be documented by an amendment in writing to the applicable Transition Service Schedule, and such Migration Services shall be deemed to be part of this Agreement and the Transition Services from and after the date of such amendment.  The Parties acknowledge and agree that (x) all Migration Services shall be at the sole expense of TG and (y) insofar as the provision of any Migration Services reduces the scope or duration or any Transition Services otherwise provided for in the Transition Service Schedules, SVM shall be entitled to recover all of its stranded costs (as reasonably determined by SVM) associated with the reduced scope or duration of Transition Services to be provided under the Transition Service Schedules as so amended (“Stranded Costs”).

SECTION 2.08.                                             SVM Group Letters of Credit.  TG shall use commercially reasonable efforts to cause itself, or any other member of the TG Group, to be substituted in all respects for each member of the SVM Group, and for the members of the SVM Group to be released, effective as of the date hereof, in respect of all obligations of any member of the Seller Group under each of the letters of credits of such Persons related to the TG Business (collectively, the “SVM Group LOCs”).  For any SVM Group LOC for which any member of the TG Group is not substituted in all respects for the applicable member of the SVM Group (and for which such member of the SVM Group is not released) as of the date hereof, including but not limited to those set forth on attached Schedule 2.08, TG shall (i) continue to use commercially reasonable efforts and shall cause the other members of the TG Group to use commercially reasonable efforts to effect such substitution and release after the date hereof, and (ii) reimburse SVM for and fees or other costs incurred by any member of the SVM Group in maintaining any SVM Group LOC outstanding.  Without limiting the generality of the foregoing, from and after the date hereof, TG, shall forever indemnify, defend and hold harmless each member of the SVM Group against any damages, judgments, awards, liabilities, losses, obligations, claims of any kind or nature, fines and costs and expenses (including reasonable fees and expenses of attorneys, auditors, consultants and other agents) that any member of the SVM Group suffers, incurs or is liable for by reason of or arising out of or in consequence of: (i) any member of the SVM Group issuing, making payment under, being required to pay or reimburse the issuer of, any SVM Group LOC as the result of any circumstance occurring after the date hereof; (ii) any claim or demand for payment made on any member of the SVM Group with respect to any of the SVM Group LOC as the result of any circumstance occurring after the date hereof; or (iii) any Action by any Person who is or claims to be entitled to the benefit of or claims to be entitled to payment, reimbursement or indemnity with respect to any SVM Group LOC as the result of any circumstance occurring after the date hereof.

ARTICLE III

Service Charges

SECTION 3.01.                                             Service Fees.

(a)                                                         Except as otherwise provided in Section 3.01(b), TG shall pay, or cause to be paid to, SVM the fees for the Transition Services received by the Recipients as set forth in the Transition Service Schedules, and without duplication, all other costs incurred by the Providers as set forth in this Agreement.

(b)                                                         In the case of Transition Services to be provided pursuant to the Transition Service Schedules labeled “Transition Services Schedule — IT — Two Year” (the “Two Year IT Schedule”) and “Transition Services Schedule — IT — Three Year” (the “Three Year IT Schedule” and, together with the Three Year IT Schedule, the “IT Schedules”), the Parties have developed the good faith estimate of the pricing of such Transition Services over the term they are to be provided included in the IT Schedules and labeled IT TSS Pricing Sheet (the “IT Pricing Schedule”), based upon factors including (i) charges by Third Party Contractors expected to provide or support such Transition Services under agreements applicable to SVM and its Affiliates, (ii) assumed levels of usage of support service personnel of SVM and its Affiliates to perform such Transition Services, and (iii) hourly costs rates applicable to such personnel, based upon their respective job grade or classification, applicable benefits and taxes (collectively, the “Baseline Assumptions”).  The monthly fees for the Transition Services pursuant to the IT Schedules for each of the three months ending March 31, 2014 shall be as set forth in the IT Pricing Schedule (the “Baseline Prices”), to be invoiced monthly (in one or more invoices) in accordance with Section 3.02.  In the event of variations between the Baseline Assumptions and the actual level of support services utilized by TG or the costs incurred by SVM to provide such Transition Services in any subsequent fiscal month, SVM shall adjust its monthly fees for the applicable Transition Services to reflect such variations, which adjustments shall apply to the subsequent term of such Transition Services, subject to further adjustment based upon subsequent further variations from the Baseline Assumptions; provided that no such monthly fee adjustment shall be made with respect to any Transition Service provided pursuant to the IT Schedules unless the aggregate amount of such adjustment would exceeds 5% of the monthly fee for such Transition Service as in effect prior to giving effect to such adjustment; and provided, further, that, if requested by TG, SVM shall engage in commercially reasonable discussions with TG as to ways in which monthly fees adjustments can be reduced, it being understood that SVM shall not be obligated to modify the scope or character of any Transition Services to be delivered pursuant to the IT Schedules and TG’s sole remedy in response to any monthly fee adjustment shall be its early terminations right with respect to such Transition Services pursuant to Sections 5.02(a) and 5.03.

SECTION 3.02.                                             Invoices and Payment Terms.  SVM shall invoice (in one or more invoices) TG after the end of each fiscal month for all charges (if any) for all Transition Services provided to the Recipients in such fiscal month pursuant to this Agreement.  Payment of any amounts due by TG hereunder shall be made in immediately available funds within 30 days of TG’s receipt of each invoice therefor, or within such shorter period of time as designated accounting representatives of each of the Parties may otherwise agree (the “Applicable Payment Period”).  Any amount not paid within the Applicable Payment Period shall bear interest at the Applicable Rate from the date such amount is due. TG shall not deduct, set off, counterclaim or otherwise withhold any amount owed by it to the Providers (on account of any obligation owed by the Providers, whether or not such obligation has been finally adjudicated, settled or otherwise agreed upon in writing) against the amounts payable pursuant to this Agreement; provided, that in the event TG disputes any amount on an invoice, TG shall notify SVM in writing within 20 days after TG’s receipt of such invoice (or such shorter period of time as designated accounting representatives of each of the Parties may otherwise agree) and shall describe in detail the reason for disputing such amount, provide any documents or other materials supporting its dispute, and will be entitled to withhold only the amount in dispute during the pendency of the dispute.  TG shall timely pay the undisputed portion of each invoice in the manner set forth in this Agreement and shall be subject to late charges at the Applicable Rate and any other costs incurred by SVM or any Provider pursuant to this Section 3.02 on any amount that is unsuccessfully disputed.  A Provider may suspend performance of the Transition Services in the event that TG fails to timely pay undisputed amounts and all applicable late changes payable pursuant to this Section 3.02 within 15 days after written notice of non-payment from SVM and Provider shall not be required to resume Transition Services until all such amounts and associated late fees have been paid.

SECTION 3.03.                                             Documentation; Audit.  SVM and its Affiliates shall maintain accurate records of all receipts, invoices, reports and other documents relating to the Transition Services rendered hereunder (collectively, the “TSA Documents”) in accordance with (i) each such Person’s standard accounting practices and procedures, consistently applied, which practices and procedures are employed by each such Person in its provision of services for itself and its own Subsidiaries and (ii) applicable Law (including data protection and privacy Law).  Without limiting the generality of the foregoing, each such Person’s accounting records shall be maintained in sufficient detail to enable an auditor to verify the accuracy, completeness and appropriateness of all charges hereunder.  Upon reasonable prior notice, during SVM’s regular office hours, TG or its authorized representative shall have the right to inspect and (at TG’s expense) copy the TSA Documents, subject to the preservation of the Protected Interests.  SVM and its Affiliates shall retain the TSA Documents (at TG’s expense) and subject to the preservation of the Protected Interests, make them available to TG, its authorized representative, and applicable Governmental Authorities for a period of six years from the close of each fiscal year of TG during which Transition Services are provided; provided, that SVM may, at its sole discretion, discharge its records preservation obligations with respect to the TSA Documents under this Section 3.03 at any time by delivering copies of such TSA Documents to TG.  If an audit conducted by TG or an authorized representative reveals an overbilling by SVM and overpayment by TG, and (x) if SVM agrees with the results of the audit, SVM shall pay to TG within 30 days such amount as may be agreed to by SVM and TG or (y) if SVM disagrees with the results of the audit, such disagreement shall be managed through the dispute resolution process set forth in Section 7.02.

SECTION 3.04.                                             Taxes.  All sales tax, value-added tax, goods and services tax or similar tax (“Taxes”) (but excluding any Tax based upon the net income of a Provider, which shall be paid by such Provider) associated with the provision of any Transition Services will be separately stated on the relevant invoice and shall be paid by TG in accordance with Section 3.02.  The Providers shall be responsible for paying any such Taxes to the appropriate tax authorities.

ARTICLE IV

DISCLAIMER OF REPRESENTATIONS AND WARRANTIES; LIMITATIONS OF LIABILITY; INDEMNIFICATION

SECTION 4.01.                                             DISCLAIMER OF REPRESENTATIONS AND WARRANTIES. EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, THE SERVICES TO BE PROVIDED HEREUNDER ARE FURNISHED ON AN AS-IS AND WHERE-IS BASIS.  EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, NEITHER PARTY NOR ANY OF THEIR AFFILIATES MAKE ANY REPRESENTATION OR WARRANTY, WHETHER EXPRESS, IMPLIED OR STATUTORY, AND EACH PARTY (ON BEHALF OF ITSELF AND ITS AFFILIATES) HEREBY DISCLAIMS ANY REPRESENTATION OR WARRANTY OF ANY KIND WITH RESPECT TO THE SERVICES PROVIDED HEREUNDER, INCLUDING, ANY WARRANTY OF CONDITION, MERCHANTABILITY, ACCURACY, SATISFACTORY QUALITY, NON-INFRINGEMENT, OR FITNESS FOR ANY PARTICULAR PURPOSE.

SECTION 4.02.                                             Limitations of Liability.

(a)                                                         Except for the indemnification claim provided under Section 4.03, in no event shall any Party or any of its Affiliate have any Liability to the other Party or any of its Affiliates arising out of or in connection with this Agreement.

(b)                                                         Notwithstanding anything to the contrary, the aggregate Liability of SVM and its Affiliates to the Recipients arising out of or in connection with this Agreement shall not exceed the aggregate amount of the service fees (excluding any fees charged by SVM for reimbursement of Third Party fees) paid or to be paid by the Recipients over the previous 12 months or since the date of this Agreement if prior to the first Anniversary of this Agreement hereunder with respect to the services giving rise to such Liability.  TG hereby waives and shall not assert, and shall cause the other Recipients to waive and not assert, claims for any such Liability in excess of such aggregate amount.

(c)                                                          IN NO EVENT SHALL ANY PARTY OR ANY OF ITS AFFILIATES BE LIABLE TO THE OTHER PARTY OR ANY OF ITS AFFILIATES, FOR ANY SPECIAL, CONSEQUENTIAL, INDIRECT, INCIDENTAL OR PUNITIVE DAMAGES OR LOST PROFITS, HOWEVER CAUSED AND ON ANY THEORY OF LIABILITY (INCLUDING, NEGLIGENCE OR STRICT LIABILITY), ARISING IN ANY WAY OUT OF THIS AGREEMENT, WHETHER OR NOT SUCH DAMAGES ARE FORESEEABLE OR SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES; PROVIDED,

THAT THE FOREGOING LIMITATIONS SHALL NOT LIMIT AN INDEMNIFYING PARTY’S INDEMNIFICATION OBLIGATIONS HEREUNDER WITH RESPECT TO ANY LIABILITY ANY INDEMNIFIED PARTY MAY HAVE TO ANY THIRD PARTY FOR ANY SPECIAL, CONSEQUENTIAL, INDIRECT, INCIDENTAL OR PUNITIVE DAMAGES OR LOST PROFITS.

SECTION 4.03.                                             Indemnity.

(a)                                                         Subject to the limitations on liability provided in Sections 4.01 and 4.02, each Party agrees to indemnify, defend and hold harmless the other Party, its Affiliates and its and their respective directors, officers, employees, agents and representatives, and each of the successors and assigns of any of the foregoing from and against any and all claims, actions, demands, judgments, losses, costs, expenses, damages and liabilities (including reasonable attorneys’ fees and other expenses of litigation) arising out of or resulting from the gross negligence, willful misconduct, bad faith, breach of confidentiality, violation of Law or infringement of a third party’s Intellectual Property, of (or by) it or its Affiliates, and its and their respective directors, officers, employees, agents and representatives, and each of the successors and assigns of any of the foregoing, in connection with this Agreement.

(b)                                                         Sections 10.5 through 10.8 of the Separation Agreement shall apply mutatis mutandis with respect to the indemnification provided hereunder.

ARTICLE V

TERM AND TERMINATION

SECTION 5.01.                                             Term.

(a)                                 This Agreement shall become effective on the Distribution Date and, unless terminated earlier pursuant to Section 5.02, shall remain in full force and effect until all Transition Services are terminated in accordance herewith.

(b)                                 The term (the “Term”) for each Transition Service shall be deemed to have commenced as of January 1, 2014, and, unless terminated earlier pursuant to Section 5.02 below, shall continue for the period specified in the applicable Transition Service Schedule.

SECTION 5.02.                                             Termination.  A Transition Service may only be terminated prior to the conclusion of its Term as follows:

(a)                                                         by TG for convenience upon 90 days prior written notice to SVM, provided, that TG shall pay the applicable early termination charges pursuant to Section 5.03;

(b)                                                         by the mutual written agreement of TG and SVM;

(c)                                                          by either SVM or TG for a material breach of this Agreement by the other Party (or, in the case of TG, any other Recipient and, in the case of SVM, any other Provider)

with respect to such Transition Service, provided, that if such breach is capable of being cured, only if such breach is not cured within 30 days after written notice from the terminating Party;

(d)                                                         by SVM for any default by TG or any of the Recipients of their payment obligations under this Agreement or any Transition Service Schedule, which default is not cured within 30 days after the date when such amounts are payable;

(e)                                                          by SVM if there is a TG Change in Control;

(f)                                                           by either SVM or TG if the other Party commences a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar Law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, or shall consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or shall make a general assignment for the benefit of creditors or shall take any corporate action to authorize any of the foregoing; or

(g)                                                          by either SVM or TG if any involuntary case or other proceeding is commenced against the other Party seeking liquidation, reorganization or other relief with respect to it or its debts under any bankruptcy, insolvency or other similar Law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, and such involuntary case or other proceeding remains undismissed and unstayed for a period of 60 day, or an order for relief shall have been entered against the other Party.

SECTION 5.03.                                             Early Termination Charges.  Upon early termination of any Transition Service pursuant to Section 5.02, TG shall pay to SVM early termination charges equal to the amount of the expenses incurred by SVM or its Affiliates in order to discontinue earlier than originally anticipated the provision of such Transition Service, including Stranded Costs, wind-down costs, breakage fees, early termination fees or charges, minimum volume make-up charges, other start-up or wind-down costs incurred by SVM or its Affiliates that SVM had anticipated would be paid for by TG over the course of the originally contemplated term (or not incurred but for TG’s early termination) or other amounts payable to Third Parties or incurred by SVM or its Affiliates. SVM and its Affiliates shall use commercially reasonable efforts to minimize the existence and amount of such early termination charges; provided, that the foregoing obligations shall not alter or diminish TG’s obligation to pay such early termination charges as reasonably incurred by SVM or its Affiliates in accordance with the terms hereof.  All such termination charges shall be due and payable to SVM in immediately available funds within 30 days of TG’s receipt of any invoice therefor. Any amount not so paid within 30 days after the date when payable shall bear interest at the Applicable Rate from the date such amount is due and shall give rise to a termination right pursuant to Section 5.02(d).

SECTION 5.04.                                             Effect of Termination.

(a)                                 Upon termination of any Transition Service in accordance with this Agreement and subject to Sections 5.03 and 5.04, SVM and any other Provider will have no further obligation to provide such terminated Transition Service, and TG and any other Recipients shall have no obligation to pay any service charges or other amounts relating to such Transition Service; provided, that TG shall remain obligated to SVM and any other Providers for any service charges or other amounts owed and payable in respect of such terminated Transition Service provided prior to the effective date of the termination.

(b)                                 In connection with the termination of any Transition Service, the provisions of this Agreement not relating solely to such terminated Transition Service shall survive any such termination.  Without limiting the generality of the forgoing, the provisions of Article I (Definitions), Article III (Service Charges), Article IV (Disclaimer of Representations and Warranties; Limitations of Liability; Indemnification), Article VI (Covenants), and Article VII (General Provisions) and Section 2.06 (Intellectual Property), Section 2.07 (Services Migration), Section 5.03 (Early Termination Charges), and this Section 5.04 (Effect of Termination) shall survive the termination of any Transition Service or the termination of this Agreement.

ARTICLE VI

COVENANTS

SECTION 6.01.                                             Confidentiality.  Sections 6.5 and 6.6 of the Separation Agreement shall be incorporated by reference herein, mutatis mutandis.

SECTION 6.02.                                             Access to Computer Systems.  If a Party to this Agreement (or, with respect to SVM, any other Provider and with respect to TG, any other Recipient) has access (either on-site or remotely) to the other Party’s or its Affiliates’ Information Technology in relation to the Transition Services, such Party shall limit such access solely to the use of such Information Technology for purposes of the Transition Services and shall not access or attempt to access the other Party’s or its Affiliates’ Information Technology other than those required for the Transition Services.  Such Party shall limit such access to those of its and its Affiliates’ employees, agents or contractors with a bona fide need to have such access in connection with the Transition Services, and shall follow all of the relevant Party’s security rules and procedures for restricting access to its or its Affiliates’ Information Technology made available by the relevant Party.  All user identification numbers and passwords disclosed to such Party or its Affiliates and any information obtained by such Party or its Affiliates as a result of such Party’s or its Affiliates’ access to and use of the other Party’s or its Affiliates’ computer systems shall be deemed to be, and treated as, Confidential Information hereunder.  Each Party shall, and shall cause its Affiliates to, cooperate with the other Party in the investigation of any apparent unauthorized access to a Party’s or its Affiliates’ computer system or information stores.

ARTICLE VII

GENERAL PROVISIONS

SECTION 7.01.                                             Force Majeure Event.  No Party shall have any liability or responsibility for any interruption, delay or other failure to fulfill any obligation (other than a payment obligation) under this Agreement so long as and to the extent to which the fulfillment of such obligation is prevented, frustrated, hindered or delayed as a consequence of circumstances of a Force Majeure Event; provided, that such Party (or such Person) shall have exercised commercially reasonable efforts to minimize the effect of a Force Majeure Event on its obligations.  In the event of an occurrence of a Force Majeure Event, the Party whose performance is affected thereby shall give notice (orally or in writing) of suspension as soon as reasonably practicable to the other stating the date and extent of such suspension and the cause thereof, and such Party shall resume the performance of such obligations as soon as reasonably practicable upon the cessation of such Force Majeure Event and its effects.

SECTION 7.02.                                             Dispute Resolution.

(a)                                 Promptly after the date hereof, the Parties shall form a committee (the “Executive Committee”).  The Executive Committee shall consist of two representatives designated by each Party and shall initially consist of the Chief Financial Officer and the General Counsel (or other chief legal officer) of each Party.  Each Party may replace one or more of its representatives at any time upon notice to the other Party.

(b)                                 Any dispute, controversy or claim arising out of, relating to or in connection with the Transition Services or this Agreement, or the breach, termination, or validity thereof (a “Dispute”), shall be resolved by submitting such Dispute first to the relevant Contract Manager of each Party, and the Contract Managers shall seek to resolve such Dispute through informal good faith negotiation.  In the event the Contract Managers fail to meet or, if they meet, fail to resolve the Dispute within 10 Business Days, then the Contract Managers shall escalate the dispute to the Executive Committee for resolution.  In the event the Executive Committee fail to meet or, if they meet, fail to resolve the Dispute within an additional 10 Business Days, then the claiming Party will provide the other Party with a written “Notice of Dispute,” describing (i) the issues in dispute and such Party’s position thereon, (ii) a summary of the evidence and arguments supporting such Party’s positions, (iii) a summary of the negotiations that have taken place to date and (iv) the name and title of the senior executives or their respective designees who will represent each Party.  The senior executives or their respective designees designated in such Notice of Dispute shall meet in person or by telephone as often as reasonably necessary to resolve the Dispute and shall confer in a good faith effort to resolve the Dispute.  If such senior executives or their respective designees decline to meet within the allotted time, or if they meet, fail to resolve the Dispute within 20 Business Days after receipt of the Notice of Dispute, then either Party may pursue the remedy set forth in Section 7.02(c).

(a)                                 If the procedures set forth in Section 7.02(b) have been followed with respect to a Dispute and such Dispute remains unresolved, either Party may promptly submit the relevant

Notice of Dispute to a neutral arbitrator (the “Arbitrator”) unless the Parties agree otherwise.  The Parties agree to seek to reach agreement on the identity of the arbitrator within 20 Business Days after the initiation of arbitration.  If the Parties are unable to reach agreement on the identity of the arbitrator within such time, then the appointment of the arbitrator shall be made in accordance with the process set forth in JAMS Comprehensive Rule 15.  The arbitration shall be administered by JAMS.  If the disputed claim or counterclaim exceeds $250,000, not including interest or attorneys’ fees, the JAMS Comprehensive Arbitration Rules and Procedures (“JAMS Comprehensive Rules”) in effect at the time of the arbitration shall govern the arbitration, except as they may be modified herein or by mutual written agreement of the parties.  If no disputed claim or counterclaim exceeds $250,000, not including interest or attorneys’ fees, the JAMS Streamlined Arbitration Rules and Procedures (“JAMS Streamlined Rules”) in effect at the time of the arbitration shall govern the arbitration, except as they may be modified herein or by mutual written agreement of the parties.  The seat of the arbitration shall be New York, New York.  The parties submit to jurisdiction in the state and federal courts of the State of New York for the limited purpose of enforcing this agreement to arbitrate.  Each Party shall submit its position in writing to the Arbitrator within 10 Business Days of the appointment of the Arbitrator.  Within 20 Business Days after receipt of such submissions, the Arbitrator shall make a final written determination, and such determination and award shall be final and binding upon the Parties hereto, and may be entered and enforced in any court having jurisdiction.  The arbitrator may, in the award, allocate all or part of the costs of the arbitration, including the fees of the arbitrator and the attorneys’ fees of the prevailing Party.  The Parties agree that the arbitration shall be kept confidential and that the existence of the proceeding and any element of it (including but not limited to any pleadings, briefs or other documents submitted or exchanged, any testimony or other oral submissions, and any awards) shall not be disclosed beyond the tribunal, JAMS, the parties, their counsel, accountants and auditors, insurers and re-insurers, and any person necessary to the conduct of the proceeding.  The confidentiality obligations shall not apply (i) if disclosure is required by law, or in judicial or administrative proceedings, or (ii) as far as disclosure is necessary to enforce the rights arising out of the award.  Notwithstanding applicable state law, the arbitration and this agreement to arbitrate shall be governed by the Federal Arbitration Act, 9 U.S.C. § 1, et seq.

(c)                                  A party’s failure to comply with Sections 7.02(b) and (c) shall constitute cause for dismissal without prejudice of any legal proceeding.

SECTION 7.03.                                             Independent Contractor.  Nothing contained in this Agreement will be deemed or construed as creating a fiduciary relationship or relationship of trust, joint venture or partnership between the Parties hereto.  No Party is by virtue of this Agreement authorized as an agent, employee or legal representative of the other Party, and the status of the Parties with respect to each other shall at all times continue to be that of independent contractors.  No Party will have any power or authority to bind or commit the other Party.  No Party will hold itself out as having any authority or relationship in contravention of this Section 7.03.  All employees and representatives providing the Transition Services shall be under the direction, control and supervision of SVM and its Affiliates, and SVM and its Affiliates shall have the sole rights to exercise all authority with respect to such employees and representatives and in no event shall such employees and representatives be deemed to be employees or agents of the Recipients.

SECTION 7.04.                                             Third-Party Beneficiaries.  Except as provided under Section 4.03, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the Parties and their respective successors and assigns.

SECTION 7.05.                                             Amendment.  This Agreement and the Transition Service Schedules may not be amended, supplemented or terminated except by an agreement in writing signed by the Parties.

SECTION 7.06.                                             Miscellaneous.  Section 14.3 (Counterparts), Section 14.4 (Notices), Section 14.6 (Severability), Section 14.7 (Entire Agreement), Section 14.8 (Assignment), Section 14.10 (Governing Law), Section 14.11 (Headings), Section 14.12 (Interpretation), Section 14.13 (Specific Performance), Section 14.16 (Waiver) and Section 14.17 (Counterparts; Facsimile Signatures) of the Separation Agreement are incorporated by reference herein, mutatis mutandis.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date first above written.

THE SERVICEMASTER COMPANY, LLC

By:	/s/ Alan J. M. Haughie
Name: Alan J. M. Haughie
Title: Senior Vice President and Chief Financial Officer

TRUGREEN LIMITED PARTNERSHIP

By:	TruGreen, Inc., its general partner

By:	/s/ David W. Martin
Name: David W. Martin
Title: Senior Vice President and Chief Financial Officer

[Signature Page – Transition Services Agreement]

List of Omitted Schedules and Exhibits

The following schedules and exhibits to the Transition Services Agreement, dated as of January 14, 2014, by and between The ServiceMaster Company, LLC and TruGreen Limited Partnership have not been provided herein:

Exhibit A                                                                     Transition Service Schedules

Schedule 2.08                                            SVM Group Letters of Credit

The Registrant hereby undertakes to furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.